

Mail Stop 3561

April 23, 2018

Mr. Jeffrey N. Boyer
Executive Vice President, Chief Financial Officer and Treasurer
Fossil Group, Inc.
901 S. Central Expressway
Richardson, TX 75080

>   **Re: Fossil Group, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 30, 2017**
>   **Filed March 2, 2018**
>   **File No. 0-19848**

Dear Mr. Boyer:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 35</u>

1. We note your risk factor "The loss of any of our license agreements, pursuant to which a number of our products are produced, may result in the loss of significant revenues and may adversely affect our business" on page 18. You state that your MICHAEL KORS and ARMANI license agreements may be terminated by the licensor effective at the end of 2019 if you fail to meet certain net sales thresholds in 2018. You further state that if you are unable to achieve the minimum nets sales thresholds, you would seek a waiver of the non-compliance or amend the agreement to modify the thresholds or face the possibility that the licensor could terminate the license agreement before its expiration date. We note that MICHAEL KORS and ARMANI licensed product sales account for 22.6% and 12.1%, respectively, of your consolidated net sales. Considering the potential near-term termination of these material license agreements, please discuss the risk and uncertainty of these potential terminations in an appropriate section of MD&A. Refer to Item 303(a) of Regulation S-K. Please address the following:

- Tell us and disclose the minimum net sales thresholds for these and any other material license agreements. In doing so, quantify within MD&A the related revenues recognized and disclose the likelihood of meeting such thresholds, if reasonably estimable, and the specific two year period for which the MICHAEL KORS threshold applies.
- Tell us and disclose if you have previously sought waivers of non-compliance or sought to amend covenants in any material license agreements and, if so, discuss the results of your negotiations.
- Discuss the potential impact on your business, operations and other license agreements if these two licenses were terminated.

2. Please consider separately presenting sales and gross margin information for traditional and connected watches within your results of operations discussion. Given the growth and expansion of your connected watch products and the lower gross margins associated with these products, we believe such disclosures would provide useful information for investors.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Yong Kim, Staff Accountant, at (202) 551-3323, Andrew Blume, Staff Accountant, at (202) 551-3254 or me at (202) 551-3737 with any questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief
Office of Consumer Products